Exhibit 99.1

Uxin Reports Unaudited Second Quarter of Fiscal Year 2023 Financial Results

BEIJING, December 30 2022 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced its unaudited financial results for the second quarter ended September 30, 2022.

Highlights for the Quarter Ended September 30, 2022

•
Total revenues were RMB618.8 million (US$87.0 million) for the three months ended September 30, 2022, a decrease of 1.2% from RMB626.2 million in the last quarter and an increase of 78.9% from RMB345.9 million in the same period last year.
•
Transaction volume was 6,050 units for the three months ended September 30, 2022, an increase of 10.5% from 5,475 units in the last quarter and an increase of 65.8% from 3,648 units in the same period last year.
•
Retail transaction volume was 3,109 units, an increase of 29.2% from 2,407 units in the last quarter and an increase of 202.7% from 1,027 units in the same period last year.
•
Gross margin was 1.3% for the three months ended September 30, 2022, compared with 1.1% in the last quarter and 4.2% in the same period last year.
•
Loss from operations was RMB106.4 million (US$15.0 million) for the three months ended September 30, 2022, compared with RMB96.6 million in the last quarter and RMB45.9 million in the same period last year.
•
Non-GAAP adjusted loss from operations was RMB92.4 million (US$13.0 million) for the three months ended September 30, 2022, compared with RMB84.9 million in the last quarter and RMB43.2 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “I am extraordinarily pleased with how, despite a challenging macro environment and constant COVID-19 disruptions, our robust financial and operating performance for the second quarter again demonstrates the resilience and vitality of our omni-channel used car business. On top of the rapid growth in retail transaction volume, our brand equity and customer satisfaction continued to grow. Notably for the quarter, our net promoter score maintained at an industry-leading level of 61, and we recorded an increasing number of transactions that came from referrals by existing customers. Uxin has now become the top of mind brand in Hefei and Xi’an where our superstores are located.

In December, we achieved a significant business milestone by completing the relocation and upgrade of our Xi’an Inspection and Reconditioning Center (IRC) and superstore, making it the largest fully self-owned used car marketplace in Northwest China. The superior environment of our superstores, the leading reconditioning capabilities of our IRCs, and our integrated in-house service capacity mark a major step forward in our active efforts to transform China's used car industry through advanced manufacturing, new retail experience, and digital empowerment. Going forward, we will continue to expand our business footprint through our regional IRC networks, elevate our brand equity, and enhance our product and service capabilities. As COVID-19 control measures ease in China and regulators continue to implement industry-boosting policies across the nation, we are confident and prepared to capitalize on the growing opportunities in the coming new year.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said: “We are pleased to report robust business growth in the second quarter of fiscal year 2023. We also continued to implement cost control and efficiency improvement initiatives to ensure that our business operates with an improved return on our investments. In addition, we proactively adjusted our inventory structure to match the evolving customer demands and market conditions. All these measures enabled our sales performance to rebound rapidly following the easing of COVID restrictions. Once we have passed the peak of the current wave of COVID infection and the overall economy recovers, we believe that our business will resume to its high-quality growth trajectory.

Our new Xi’an superstore is the benchmark representation of our innovative used car business model. We expect the upgraded Xi'an superstore to turn profitable on a single-store basis within 12 months of operation driven by accelerated development of our used car business in Xi’an and its adjacent markets as well as our ongoing cost optimization efforts.”

Financial Results for the Quarter Ended September 30, 2022

Total revenues were RMB618.8 million (US$87.0 million) for the three months ended September 30, 2022, a decrease of 1.2% from RMB626.2 million in the last quarter and an increase of 78.9% from RMB345.9 million in the same period last year. The quarter-over-quarter decreases were mainly due to decreased wholesale vehicle sales revenue, partially offset by increased retail vehicle sales revenue. The year-over-year increases were driven by the growth of total transaction volume.

Retail vehicle sales revenue was RMB371.9 million (US$52.3 million) for the three months ended September 30, 2022, representing an increase of 6.7% from RMB348.4 million in the last quarter and an increase of 172.8% from RMB136.3 million in the same period last year. For the three months ended September 30, 2022, retail transaction volume was 3,109 units, an increase of 29.2% from 2,407 units in the last quarter and an increase of 202.7% from 1,027 units in the same period last year. The increases were driven by the retail transaction volume growth as the Company further improved its brand image by continuously increasing word-of-mouth marketing through the Hefei and Xi’an IRCs, which expanded the customer base and boosted retail vehicle sales. Driven by inventory optimization, the average selling price decreased by 17% quarter-over-quarter. As a result, the retail revenue did not increase in proportion to retail transaction volume.

Wholesale vehicle sales revenue was RMB237.8 million (US$33.4 million) for the three months ended September 30, 2022, a decrease of 9.9% from RMB264.0 million in the last quarter and an increase of 18.1% from RMB201.3 million in the same period last year. For the three months ended September 30, 2022, wholesale transaction volume was 2,941 units, representing a decrease of 4.1% from 3,068 units in the last quarter and an increase of 12.2% from 2,621 units in the same period last year. Wholesale vehicles refer to vehicles the Company purchased from individuals that did not meet the Company’s retail standards and were thus wholesaled through online and offline channels. As the Company continued to improve its inventory capacity and reconditioning capabilities, an increased number of acquired vehicles were reconditioned to meet the Company’s retail standards, rather than being sold through wholesale channels. As a result, the Company expects that its wholesale transaction volume will gradually represent a lower portion of the Company’s total transaction volume.

Other revenue was RMB9.1 million (US$1.3 million) for the three months ended September 30, 2022, compared with RMB13.8 million in the last quarter and RMB8.3 million in the same period last year.

Cost of revenues was RMB610.7 million (US$85.9 million) for the three months ended September 30, 2022, compared with RMB619.4 million in the last quarter and RMB331.3 million in the same period last year.

Gross margin was 1.3% for the three months ended September 30, 2022, compared with 1.1% in the last quarter and 4.2% in the same period last year. In order to better address dynamic customer preferences and improve inventory turnover, the Company has continuously re-assessed its pricing strategies to accelerate the sales of process of vehicles, especially high-priced vehicles, which has been slowed by the COVID-related disruptions. These efforts resulted in lower of cost or market reserve adjustments which decreased gross margin percentage from the comparable prior year period.

Total operating expenses were RMB116.5 million (US$16.4 million) for the three months ended September 30, 2022.

•
Sales and marketing expenses were RMB64.2 million (US$9.0 million) for the three months ended September 30, 2022, a decrease of 1.0% from RMB64.8 million in the last quarter and an increase of 45.4% from RMB44.1 million in the same period last year. The year-over-year increase was mainly due to growth of transaction volume which led to increased performance incentives for the sales teams, and vehicle transaction costs and, to a lesser extent, the increased brand promotion expenses due to the addition of one new IRC this year.

•
General and administrative expenses were RMB41.6 million (US$5.9 million) for the three months ended September 30, 2022, representing a decrease of 8.7% from RMB45.6 million in the last quarter and an increase of 19.3% from RMB34.9 million in the same period last year. The year-over-year increase was mainly due to the impact of share-based compensation expenses.

•
Research and development expenses were RMB10.0 million (US$1.4 million) for the three months ended September 30, 2022, representing an increase of 11.4% from RMB9.0 million in the last quarter and an increase of 22.4% from RMB8.2 million in the same period last year. The year-over-year increase was mainly due to the impact of shared-based compensation.

Loss from operations was RMB106.4 million (US$15.0 million) in the three months ended September 30, 2022, compared with RMB96.6 million for the last quarter and RMB45.9 million in the same period last year.

Non-GAAP adjusted loss from operations which excludes the impact of share-based compensation expenses was RMB92.4 million (US$13.0 million) in the three months ended September 30, 2022, compared with RMB84.9 million in the last quarter and RMB43.2 million in the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a loss of RMB11.5 million (US$1.6 million) for the three months ended September 30, 2022, compared with a gain of RMB252.2 million in the last quarter. The impact was mainly due to the fair value change of the warrants and forward contracts issued in relation to the senior convertible preferred shares during the period. The fair value impact was a non-cash loss.

Net (loss)/income from operations was net loss of RMB116.5 million (US$16.4 million) for the three months ended September 30, 2022, compared with net income of RMB160.0 million for the last quarter and net loss of RMB1,714.6 million for the same period last year.

Non-GAAP adjusted net loss from operations was RMB91.1 million (US$12.8 million) for the three months ended September 30, 2022, compared with RMB80.5 million in the last quarter and RMB56.9 million in the same period last year.

Liquidity

As of September 30, 2022, the Company had RMB24.4 million (US$3.4 million) in cash and cash equivalents, and financing proceeds in transit receivable of RMB38.0 million (US$5.4 million) that was subsequently received on October 8, 2022. The Company has been incurring operating losses since inception. The Company incurred a loss from operations of RMB106.4 million (US$15.0 million) in the three months ended September 30, 2022. The current assets and current liabilities amounted to RMB555.4 million (US$78.1million) and RMB911.8 million (US$128.2 million) as of September 30, 2022, respectively.

In order to settle a long-term borrowing due in December 2022, the Company has entered into a long-term loan agreement (which pledges an equity interest in an investment) for a total of RMB293 million with a third party. This new borrowing will be due in December 2024. The long-term borrowing due in December 2022 had been fully repaid on time on December 15, 2022 upon receipt of the proceeds from the new loan agreement. The Company also obtained a working capital facility of RMB50 million from China Merchants Bank (“CMB”) in November 2022, of which RMB20 million had been drawn down in November 2022, and the remaining amount can be drawn as needed within the 1-year period of credit. Meanwhile, the Company continues to optimize its cost and expense structure to improve the capital and operating efficiency of its business process.

The Company is entitled to an investment amount of US$100 million for the subscription of its senior convertible preferred shares, of which US$71.4 thousand for par value of the issued shares was received upon closing. As of the date of this earnings release, installments of US$10 million have been received. The second installment of US$30.0 million that was expected to be received in December 2022 was rescheduled to be received no later than March 31, 2023. The remaining third installment of US$20 million and fourth installment of US$40 million will be received no later than March 31, 2023 and June 30, 2023, respectively, as originally scheduled. Accordingly, in order to better manage its liquidity after these changes in subscription terms, the Company also reached extension agreements with certain suppliers to extend payment terms on RMB55 million in payables, originally due in December 2022 to 2023. Under these new payment terms, the Company will repay RMB20 million, RMB20 million and RMB15 million in January, February and March 2023, respectively.

The Company is contractually obligated to pay liabilities of approximately RMB105.6 million, including the aforementioned extended payables of RMB55 million, during the three months ended March 31, 2023, if the aforementioned US$50 million is received as scheduled, the Company believes that its current cash and cash equivalents, cash proceeds received (or to be received) from recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and contractual obligations for the next twelve months of operation. Accordingly, the Company believes it has alleviated substantial doubt of its ability to continue as a going concern.

Additionally, the Company has consideration payable to WeBank and long-term debt that will become due after the twelve months following this earnings release date. These obligations, the rental commitment following completion of the Hefei IRC, and the probability that the Company will continue to incur, for the foreseeable future, net losses and negative cash flows from operations will significantly impact the Company's liquidity at such time in the future. Concurrently, as part of the shares subscription agreement the Company entered into with NIO Capital and Joy Capital in June 2021, both investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. Management's plan to address liquidity matters relating to the maturity of these obligations and expected negative operating cash flows include: 1) the Company is currently working on several external financing initiatives which, if completed, will further improve its working capital; 2) negotiating with the warrants holders to exercise their warrants; 3) restructuring existing obligations to reduce cash payments; and 4) working on other financing initiatives.

Recent Development

On December 22, 2022, the Company announced the completion of the relocation and upgrade of its Xi'an IRC and used car superstore. The upgraded facility has an extended showroom capacity of up to 3,000 vehicles, making it the largest fully self-owned used car marketplace in northwest China. The new Xi'an IRC represents Uxin's business philosophy of driving the transformation of China's used car industry through advanced manufacturing, new retail experiences, and digital empowerment.

The upgrade expanded the IRC's total floor area to 150,000 square meters, comprising a used car reconditioning factory and a warehouse-style superstore. The reconditioning factory, equipped with industry-leading equipment and advanced techniques, has an annual capacity of 40,000 units, ensuring a large-scale supply of high-quality used cars. The IRC also features an integrated customer service center and a branch of the Vehicle Administration Office on site. Customers can access auto financing, insurance, extended warranties, accessory upgrades, as well as title transfer and registration services on the same day they purchase their vehicles, providing a comprehensive and efficient one-stop used car buying experience.

The Company’s new Xi’an IRC and superstore is the benchmark representation of its innovative used car business model. With the accelerated development of used car businesses in Xi’an and its surrounding markets as well as the Company’s ongoing cost optimization efforts, Uxin expects the upgraded Xi'an superstore to generate positive operation profit on a single-store basis within 12 months after it commenced operation.

Business Outlook

During October and November of 2022, COVID outbreaks in both Xi’an and Hefei, where the Company’s IRCs are located, resulted in intense control measures and city-wide lockdowns, which significantly impacted the Company’s sales growth momentum. As China started to lift COVID control restrictions since December, infections in many cities are reaching estimated peak levels. Although China’s overall used car consumption has been slow to rebound, the Company’s retail transaction volume in December of 2022 has recovered to the same level as September of 2022.

For the three months ending December 31, 2022, the Company expects its retail transaction volume to be around 2800 units, representing a decrease of 10% quarter over quarter and an increase of 69% year over year. The average selling price (ASP) for retailed cars is expected to be around RMB110,000. The Company also expects its wholesale transaction volume to be around 2,000 units with ASP expected to be around RMB70,000. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and value-add-services revenue to be in the range of RMB450 million to RMB460 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Friday, December 30, 2022, at 8:00 A.M. U.S. Eastern Time (9:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration: https://s1.c-conf.com/diamondpass/10028038-76e59i.html

A telephone replay of the call will be available after the conclusion of the conference call until January 6, 2023. The dial-in details for the replay are as follows:

U.S.: +1 855 883 1031

China: + 86 400 1209 216

Replay PIN: 10028038

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq:UXIN) is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from operations and adjusted net loss from operations and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation expenses. The Company defines adjusted net loss from operations as net loss from operations excluding share-based compensation expenses and fair value impact of the issuance of senior convertible preferred shares, including troubled debt restructuring gain. The Company defines adjusted net loss from operations per share – basic and diluted as net loss from operations per share excluding impact of share-based compensation expenses and fair value impact of the issuance of senior convertible preferred shares. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss from operations enables management to assess the Company’s operating results without considering the impact of share-based compensation expenses and fair value impact of the issuance of senior convertible preferred shares, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss from operations, and adjusted net loss from operations per share – basic and diluted. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, representing the index rate as of September 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	136,298	371,869	52,277	228,043	720,262	101,253
Wholesale vehicle sales	201,290	237,818	33,432	377,881	501,774	70,538
Others	8,325	9,095	1,279	17,807	22,916	3,221
Total revenues	345,913	618,782	86,988	623,731	1,244,952	175,012

Cost of revenues	(331,279)	(610,726)	(85,855)	(597,968)	(1,230,137)	(172,930)
Gross profit	14,634	8,056	1,133	25,763	14,815	2,082

Operating expenses
Sales and marketing	(44,145)	(64,165)	(9,020)	(86,304)	(128,963)	(18,129)
General and administrative	(34,883)	(41,620)	(5,851)	(73,230)	(87,195)	(12,258)
Research and development	(8,155)	(9,982)	(1,403)	(16,493)	(18,942)	(2,663)
Reversal of/(provision for) credit losses, net	1,306	(704)	(99)	6,782	(327)	(46)
Total operating expenses	(85,877)	(116,471)	(16,373)	(169,245)	(235,427)	(33,096)

Other operating income, net	25,330	2,046	288	46,872	17,626	2,478

Loss from operations	(45,913)	(106,369)	(14,952)	(96,610)	(202,986)	(28,536)

Interest income	167	108	15	3,212	378	53
Interest expenses	(9,721)	(5,151)	(724)	(28,110)	(10,599)	(1,490)
Other income	2,395	992	139	3,509	15,241	2,143
Other expenses	(5,072)	(1,775)	(250)	(5,890)	(3,502)	(492)
Losses from extinguishment of debt (i)	—	(2,778)	(391)	—	(2,778)	(391)
Foreign exchange losses	(1,499)	(391)	(55)	(5,222)	(3,139)	(441)
Fair value impact of the issuance of senior convertible preferred shares (ii)	(1,654,949)	(11,459)	(1,611)	(1,654,949)	240,731	33,841
(Loss)/income before income tax expense	(1,714,592)	(126,823)	(17,829)	(1,784,060)	33,346	4,687
Income tax expense	—	(58)	(8)	—	(209)	(29)
Equity in (losses)/income of affiliates	(2)	10,368	1,458	274	10,330	1,452
Net (loss)/income, net of tax	(1,714,594)	(116,513)	(16,379)	(1,783,786)	43,467	6,110
Less: net loss attributable to non-controlling interests shareholders	—	—	—	—	(3)	—
Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(1,714,594)	(116,513)	(16,379)	(1,783,786)	43,470	6,110

Net (loss)/income	(1,714,594)	(116,513)	(16,379)	(1,783,786)	43,467	6,110
Foreign currency translation, net of tax nil	(10,471)	(31,527)	(4,432)	14,399	(90,187)	(12,678)

Total comprehensive loss	(1,725,065)	(148,040)	(20,811)	(1,769,387)	(46,720)	(6,568)
Less: total comprehensive loss attributable to non-controlling interests shareholders	—	—	—	—	(3)	—
Total comprehensive loss attributable to UXIN LIMITED's ordinary shareholders	(1,725,065)	(148,040)	(20,811)	(1,769,387)	(46,717)	(6,568)

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(1,714,594)	(116,513)	(16,379)	(1,783,786)	43,470	6,110
Weighted average shares outstanding – basic	1,178,559,919	1,354,134,791	1,354,134,791	1,177,159,051	1,273,082,916	1,273,082,916
Weighted average shares outstanding – diluted	1,556,289,937	1,354,134,791	1,354,134,791	1,367,056,109	1,273,082,916	1,273,082,916

Net Loss per share for ordinary shareholders, basic	(1.45)	(0.04)	(0.01)	(1.52)	—	—
Net Loss per share for ordinary shareholders, diluted	(1.63)	(0.04)	(0.01)	(1.91)	—	—

(i)The loss on extinguishment of debt is the result of additional shares to be issued in conjunction with previously settled convertible promissory notes and certain other historical transactions during the period.

(ii) In June 2021, we entered into a share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million,US$10 million and US$7.5 million were received in November 2021, in March and June 2022, respectively. For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. According to U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities or assets at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB11.5 million (US$1.6 million).

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of September 30,
	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	128,021	24,425	3,424
Restricted cash	8,276	3,086	434
Financing proceeds in transit receivable (i)	—	38,028	5,356
Accounts receivable, net	832	1,739	247
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB324,371 and RMB253,866 as of March 31, 2022 and September 30, 2022, respectively (iii)	54,888	6,403	900
Other receivables, net of provision for credit losses of RMB30,251 and RMB23,263 as of March 31, 2022 and September 30, 2022, respectively (iii)	166,006	37,930	5,332
Inventory, net	426,257	386,833	54,380
Forward contract assets (ii)	36	—	—
Prepaid expenses and other current assets (iii)	90,012	56,908	8,000
Total current assets	874,328	555,352	78,073

Non-current assets
Property, equipment and software, net	34,531	45,009	6,327
Long term investments	288,756	288,712	40,586
Other non-current assets (iii)	24,000	—	—
Right-of-use assets, net	29,584	19,536	2,746
Total non-current assets	376,871	353,257	49,659

Total assets	1,251,199	908,609	127,732

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	92,534	81,946	11,520
Guarantee liabilities	179	45	6
Warrant liabilities (ii)	196,390	2,032	286
Other payables and other current liabilities (iii) (iv)	674,333	540,152	75,934
Current portion of long-term borrowings	233,000	233,000	32,755
Current portion of long-term debt (iii)	102,206	54,668	7,685
Total current liabilities	1,298,642	911,843	128,186

Non-current liabilities
Consideration payable to WeBank (v)	107,642	80,100	11,260
Operating lease liabilities	10,866	5,646	794
Long-term debt (iii)	817,648	437,348	61,481
Total non-current liabilities	936,156	523,094	73,535

Total liabilities	2,234,798	1,434,937	201,721

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,000,000,000 and 1,720,000,000 shares authorized as of March 31, 2022 and September 30, 2022, respectively; 400,524,323 and 1,151,221,338 shares issued and outstanding as of March 31, 2022 and September 30, 2022, respectively) (ii)	526,484	610,119	85,769
Total Mezzanine equity	526,484	610,119	85,769

Shareholders’ deficit
Ordinary shares	782	804	113
Additional paid-in capital	14,254,109	14,674,443	2,062,901
Accumulated other comprehensive income	288,461	198,274	27,873
Accumulated deficit	(16,053,272)	(16,009,802)	(2,250,622)
Total Uxin’s shareholders’ deficit	(1,509,920)	(1,136,281)	(159,735)

Non-controlling interests	(163)	(166)	(23)
Total shareholders’ deficit	(1,510,083)	(1,136,447)	(159,758)

Total liabilities, mezzanine equity and shareholders’ deficit	1,251,199	908,609	127,732

(i)Financing proceeds in transit receivable include US$5.4 million cash in transit from NIO Capital's payment for share purchase proceeds as of September 30, 2022, which was subsequently received on October 8, 2022.

(ii) In June 2021, we entered into a share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. According to U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities, respectively, with subsequent fair value change to be charged into the profit and loss.

The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million , US$10 million and US$7.5 million were received in November 2021, March and June 2022, respectively, For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. The corresponding fair value was transferred from forward contract liabilities to mezzanine equity on the same day.

(iii) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

On July 18 and August 29 ,2022, the Company issued 183,495,146 and 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to 58.com and ClearVue UXin Holdings, Ltd. (“ClearVue”) in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com and ClearVue on June 10, 2019. These shares were issued at a price equivalent to US$1.03 per ADS.

In connection with the foregoing transaction, we and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions, primarily including 2B unreceived disposal consideration and accrued advertising expenses. The related impact of RMB2.8 million to our second quarter result was recognized in "losses from extinguishment of debt".

(iv) Pursuant to contractual payment schedule contained in the supplemental agreements signed with one of our suppliers, in order to settle all payables due to this supplier, a total of RMB56.1 million will be waived after full payment is made by us as long as we make payments on schedule. As of September 30, 2022, a total of RMB105.6 million was recorded. Currently, we made the payments on schedule.

(v) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

* Share-based compensation charges are as follows:

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	—	—	—	—	—
Sales and marketing	—	790	111	—	790	111
General and administrative	2,742	12,262	1,724	8,884	23,952	3,367
Research and development	—	887	125	—	887	125

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(45,913)	(106,369)	(14,952)	(96,610)	(202,986)	(28,536)
Add: Share-based compensation expenses	2,742	13,939	1,960	8,884	25,629	3,603
- Cost of revenues	—	—	—	—	—	—
- Sales and marketing	—	790	111	—	790	111
- General and administrative	2,742	12,262	1,724	8,884	23,952	3,367
- Research and development	—	887	125	—	887	125

Non-GAAP adjusted loss from operations	(43,171)	(92,430)	(12,992)	(87,726)	(177,357)	(24,933)

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/ income from operations	(1,714,594)	(116,513)	(16,379)	(1,783,786)	43,467	6,110

Add: Share-based compensation expenses	2,742	13,939	1,960	8,884	25,629	3,603
- Cost of revenues	—	—	—	—	—	—
- Sales and marketing	—	790	111	—	790	111
- General and administrative	2,742	12,262	1,724	8,884	23,952	3,367
- Research and development	—	887	125	—	887	125
Fair value impact of the issuance of senior convertible preferred shares	1,654,949	11,459	1,611	1,654,949	(240,731)	(33,841)

Non-GAAP adjusted net loss from operations	(56,903)	(91,115)	(12,808)	(119,953)	(171,635)	(24,128)

Net loss from operations per share – basic	(1.45)	(0.04)	(0.01)	(1.52)	—	—
Net loss from operations per share – diluted	(1.63)	(0.04)	(0.01)	(1.91)	—	—
Non-GAAP adjusted net loss from operations per share – basic	(0.05)	(0.07)	(0.01)	(0.10)	(0.13)	(0.02)
Non-GAAP adjusted net loss from operations per share – diluted	(0.05)	(0.07)	(0.01)	(0.10)	(0.13)	(0.02)
Weighted average shares outstanding – basic	1,178,559,919	1,354,134,791	1,354,134,791	1,177,159,051	1,273,082,916	1,273,082,916
Weighted average shares outstanding – diluted	1,556,289,937	1,354,134,791	1,354,134,791	1,367,056,109	1,273,082,916	1,273,082,916

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.1135 as of September 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.